P.E. 2/9/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15006465

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 26 2015
Washington, DC 20549

March 26, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-26-15

Travis J. Leach
Ballard Spahr LLP
leacht@ballardspahr.com

Re: Abtech Holdings, Inc.
Incoming letter dated February 9, 2015

Dear Mr. Leach:

This is in response to your letter dated February 9, 2015 concerning the shareholder proposal submitted to Abtech by William J. Volz. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William J. Volz

FISMA & OMB MEMORANDUM M-07-16

March 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abtech Holdings, Inc.
Incoming letter dated February 9, 2015

The proposal relates to a review.

There appears to be some basis for your view that Abtech may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Abtech's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Abtech omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ballard Spahr
LLP

1 East Washington Street, Suite 2300
Phoenix, AZ 85004-2555
TEL 602.798.5400
FAX 602.798.5595
www.ballardspahr.com

Travis J. Leach
Tel: 602.798.5444
Fax: 602.798.5595
leacht@ballardspahr.com

February 9, 2015

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abtech Holdings, Inc. 2015 Annual Meeting Stockholders
Proposal of Mr. William Volz

We are submitting this letter on behalf of Abtech Holdings, Inc., a Nevada corporation ("Abtech"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Abtech is seeking to omit a shareholder proposal (the "Proposal") that it received from Mr. William Volz (the "Proponent") from inclusion in the proxy materials (the "proxy materials") to be distributed by Abtech in connection with its 2015 annual meeting of stockholders (the "Annual Meeting"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Abtech if Abtech omits the Proposal in its entirety from the proxy materials.

Abtech currently intends to file its 2015 definitive proxy materials on or about May 1, 2015. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Abtech's intent to omit the Proposal from Abtech's proxy materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Abtech or us. Further, we take this opportunity to remind the Proponent that under the applicable rules, if the Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Abtech.

The Proposal

The Proposal states: "Marketing Plan & Sales Strategies Review. To enhance the sales of AbTech Holdings, Inc., by maximizing invested capital and employee talent, including that of all officers, directors, or Advisory Board members, and to gain maximum benefit of their knowledge and skills, it is recommended shareholders approve the Company obtain an outside review of the Company's complete Marketing Plan and Sales Strategies, at all levels, aspects, and phases."

Bases for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be properly excluded from the proxy materials pursuant to Rule 14a-8(b)(2)(i) and Rule 14a-8(f)(l) of the Exchange Act because the Proponent failed to provide a statement that the Proponent intends to hold the common stock of Abtech through the Annual Meeting and the Proponent has not submitted a written statement from the "record" holder of his securities, verifying that he has continuously held the securities for at least one year.

Analysis

I. Written Statement from the "Record" Holder of Securities Verifying He Continuously Held the Securities for at Least One Year.

The Proposal provided one investment account statement (see Exhibit A), which stated "Attached is a copy from my broker, Ameritrade, of one of my accounts, of the page which indicates I have owned more than $2,000 of market value of [Abtech] for a period of one year or more."

Rule 14a-8(b)(2) of the Exchange Act states that:

> if ... you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways: (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year....

In Staff Legal Bulletin No. 14, dated July 13, 2001, the Staff amplifies on this requirement in Section (C)(l)(c)(2), which addresses the question : "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?" The Staff stated, in its response:

> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.

The statement submitted by the Proponent was not from the record holder of shares, rather it appears to be a monthly investment statement (see Exhibit A). Further, the document does not contain affirmative statements that Abtech securities were continuously owned for the applicable one year period, which was December 30, 2013, through and as of the date of the Proposal, December 30, 2014. As such, the Proposal is excludable under Rule 14a-8(b)(2)(i) of the Exchange Act.

II. Statement of Intent to hold the Stock of Abtech Through the Annual Meeting.

Abtech may also exclude the Proposal pursuant to Rule 14a-8(f)(1) of the Exchange Act because the Proposal does not include a statement that the Proponent intends to hold the common stock of Abtech through the Annual Meeting under Rule 14a-8(b)(2)(i). Rule 14a-8(b)(2)(i) mandates stockholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." The Proposal failed to make a similar statement regarding its shares of Abtech's stock. Thus, the Proponent's Proposal does not satisfy the requirements of Rule 14a-8(b)(2)(i) of the Exchange Act.

Accordingly, Abtech sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, Abtech sent via Federal Express a confirmatory letter on January 12, 2015, which was within 14 calendar days of Abtech's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8(b)(2) and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent that the Proposal does not satisfy Rule 14a-8(b)(2)(i)'s requirements as of the date that the Proposal was submitted to Abtech. Abtech's records indicate that the Deficiency Notice was delivered to the Proponent on January 13, 2015, see Exhibit C. Because this deficiency was not cured within 14 days of Abtech having provided the Proponent with the notice of the deficiency via the Deficiency Notice, the Proposal may be excluded under Rule 14a-8(b)(2)(i) and Rule 14a-8(f)(1) of the Exchange Act.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Abtech excludes the Proposal from the proxy materials. If the Staff disagrees with Abtech's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

T. J. L

Travis J. Leach

cc: Glenn Rink, CEO, Abtech Holdings, Inc.
William Volz

Index to Exhibits

Exhibit	Description
A	Proposal, dated December 30, 2014, and Revised Proposal, dated January 23 2015
B	Deficiency Notice, dated January 12, 2015
C	Federal Express Delivery Confirmation for Deficiency Notice

EXHIBIT A

(See attached)

William J. Volz

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2014

Mr. Lane Castleton, Secretary
Mr. Glenn Rink, CEO
AbTech Holdings, Inc.
4110 N. Scottsdale Rd., Suite 235
Scottsdale AZ 85251

Messrs. Castleton and Rink,

As an independent shareholder with 125,000 shares, combined with my affiliation with a minimum twenty-three other owners, owning in excess of a total 1.2 million shares, representing 1.76% of the 67,940,546 outstanding shares of AbTech Holdings, Inc. common stock, as reported on Form 10Q, dated November 12, 2014.

The following items are requested to be placed on the Annual Proxy Statement, and Proxy Card:

1. Insider Buying & Selling Authorization

To ensure that the officers, directors and Advisory Board members have an opportunity to invest in AbTech Holdings, Inc., with open market purchases of common stock, it recommended shareholders approve the Company Insider Buying & Selling Authorization as follows:

Buying - Any officer, director, or Advisory Board member as is defined as an insider may PURCHASE stock on the first five business days of any calendar quarter, regardless of any possible pending news, or events that may possibly happen, regardless if the person is involved in any manner with the potential news, or with the release of any information that might be considered "material insider information."

Selling - Any officer, director or Advisory Board member as is defined as an insider may SELL stock on the first 5 business days of June or December regardless of any possible pending news, or events that may happen, or with the release of any information that might be considered "material insider information."

Selling may also occur at any date if the sale is to pay the taxes on any stock options that are exercised, up to a limit of 35% of the options that are being exercised.

2. Life Insurance

To ensure continuity of the business of AbTech Holdings, it recommended shareholders approve the Company obtaining competitively bid, term life policies on the persons and amounts as listed, with AbTech Holdings, Inc. being the sole Owner and sole Beneficiary of the policies, with no assignment of the policy to the insured in the event of severance for any reason.

Glenn Rink	$50 million 10-year term life policy
Jonathan Thatcher	$ 1 million 5/10-year term life policy
Bjornulf White	$ 1 million 5/10-year term life policy

3. Marketing Plan & Sales Strategies Review

To enhance the sales of AbTech Holdings, Inc., by maximizing invested capital and employee talent, including that of all officers, directors, or Advisory Board members, and to gain maximum benefit of their knowledge and skills, it is recommended shareholders approve the Company obtain an outside review of the Company's complete Marketing Plan and Sales Strategies, at all levels, aspects, and phases.

4. Website Enhancement

To enhance the effectiveness of the Company's website, it is recommended shareholders approve the Company obtain an outside review of the Company's website, at all levels, to improve it to maximize sales.

January 23, 2015

Mr. Lane J. Castleton, Secretary
C: Mr. Glenn Rink, CEO
AbTech Holdings, Inc.
4110 N. Scottsdale Rd., Suite 235
Scottsdale AZ 85251

Dear Mr. Castleton,

Upon my return home today from a month+ in Florida I found your letter dated January 12, regarding my Annual Meeting proposals in my front door. Therefore, the date that I received your letter is January 23. This is my reply.

1. Attached is a copy from my broker, Ameritrade, of one of my accounts, of the page which indicates I have owned more than $2,000 of market value of ABHD for a period of one year or more. The relevant information is circled and asterisked.

2. Of the four proposals, the one I want to appear is what is numbered three...

> **"3. Marketing Plan & Sales Strategies Review**
>
> To enhance the sales of AbTech Holdings, Inc., by maximizing invested capital and employee talent, including that of all officers, directors, or Advisory Board members, and to gain maximum benefit of their knowledge and skills, it is recommended shareholders approve the Company obtain an outside review of the Company's complete Marketing Plan and Sales Strategies, at all levels, aspects, and phases."

I believe this meets all the items you requested.

Thank you, and I look forward to seeing you again at this year's annual meeting.

Regards,

Bill Volz

William Volz

C: Glen Rink, CEO

Page 9 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

(See attached)

AbTech
HOLDINGS, INC.

January 12, 2015

VIA FEDERAL EXPRESS

William J. Volz

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Volz,

I am writing in response to your letter dated December 30, 2014, addressed to me and Glenn Rink of Abtech Holdings, Inc. (the "***Company***"), received on December 31, 2014, regarding four separate proposals for consideration at the Company's 2015 Annual Meeting of Shareholders.

Before we can process your request, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires you to prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or a bank) verifying that, at the time the proposal was submitted, you continuously held at least $2,000 in market value of the Company's securities for at least one year. You may correct this procedural deficiency by submitting your revised proposal with this information from the "record" holder. *See Rule 14a-8(b)(2)(i).* Rule 14a-8(c) further provides that a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. Your correspondence included 4 separate and distinct requests. You may correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

Rule 14a-8 requires that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please note that any proposals received by the Company after that date will be excluded as untimely. *See Staff Legal Bulletin No. 14F (CF).* Please address all correspondence to Lane J. Castleton at 4110 N. Scottsdale Rd., Suite 235, Scottsdale AZ 85251.

If you have any questions with respect to the foregoing, please contact me at (480) 874-4000. For your reference, I have enclosed a copy of Rule 14a-8.

Sincerely,

Lane J. Castleton
Vice President, C.F.O.

Encl.

Pages 12 through 13 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***